Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2019, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2019 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2018 Annual MD&A; our 2018 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we have redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. We have restated prior period free cash flow for this change. See "Non-GAAP Measures" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2018 Annual MD&A. In April 2019, we sold our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 22, 2019 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2019, first quarter refers to the three months ended March 31, 2019, second quarter refers to the three months ended June 30, 2019, and year to date refers to the nine months ended September 30, 2019 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Rogers Communications Inc.	1	Third Quarter 2019

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

3	Quarterly Financial Highlights	24	Financial Risk Management
4	Financial Guidance	27	Commitments and Contractual Obligations
4	Rogers Infinite™ Highlights	28	Regulatory Developments
5	Strategic Highlights	29	Updates to Risks and Uncertainties
6	Summary of Consolidated Financial Results	30	Critical Accounting Policies and Estimates
7	Results of our Reportable Segments	33	Key Performance Indicators
13	Review of Consolidated Performance	34	Non-GAAP Measures
16	Managing our Liquidity and Financial Resources	38	Other Information
21	Overview of Financial Position	40	About Forward-Looking Information
22	Financial Condition

Rogers Communications Inc.	2	Third Quarter 2019

Quarterly Financial Highlights

Revenue
Total revenue was stable this quarter and total service revenue decreased by 1%, largely driven by a 2% decrease in Wireless service revenue. The Wireless service revenue decrease was primarily a result of the faster-than-expected subscriber adoption of our new Rogers Infinite™ unlimited data plans and the related decrease in overage revenue and an elevated competitive market environment.

Cable revenue increased by 1% this quarter, as Internet revenue growth of 7% continued to drive this segment.

Media revenue decreased by 1% this quarter, primarily as a result of the sale of our publishing business earlier this year and lower Toronto Blue Jays revenue, partially offset by higher Today's Shopping Choice and Sportsnet revenue. Excluding the impact of the sale of our publishing business, Media revenue would have increased by 2% this quarter.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA increased by 6% and our adjusted EBITDA margin expanded by 260 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA increased by 4%, leading to a margin of 49.0%, an expansion of 190 basis points from last year, primarily as a result of the impact of adopting IFRS 16.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of higher Internet revenue, as discussed above. This gave rise to a margin of 50.2% this quarter, up 40 basis points from last year.

Media adjusted EBITDA increased by 78% this quarter, primarily as a result of lower player compensation at the Toronto Blue Jays. This increase led to a margin of 26.9%.

Net income and adjusted net income
Net income and adjusted net income were both stable this quarter. The increase in adjusted EBITDA was primarily offset by higher depreciation and amortization and higher finance costs.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,305 million this quarter, in line with 2018, and free cash flow of $767 million this quarter, up 22%.

Our solid financial results enabled us to continue to make investments in our network and spectrum holdings, strengthen our balance sheet and liquidity, and still return substantial cash to shareholders through dividends and share repurchases. We paid $256 million in dividends this quarter, repurchased for cancellation 1.4 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $93 million under our normal course issuer bid (NCIB) program, and ended the quarter with a debt leverage ratio of 2.8, up from 2.5 at the end of 2018, as a result of our acquisition of $1.7 billion of 600 MHz spectrum licences this year and our adoption of IFRS 16.

Rogers Communications Inc.	3	Third Quarter 2019

Financial Guidance

We are adjusting our guidance ranges for full-year 2019 consolidated revenue, adjusted EBITDA, capital expenditures, and free cash flow from the original ranges provided on January 24, 2019. The revised guidance ranges are presented below. The downward adjustment primarily reflects faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans and the related reduction in overage revenue, lower Wireless equipment revenue resulting from the highly competitive environment, and certain efficiencies recognized this year on capital expenditures. Information about our guidance is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A, including the various assumptions underlying it, and in our 2018 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

	2018	2019 Original			2019 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2,3]

Consolidated Guidance
Revenue	15,096	Increase of 3%	to	5%	Decrease of 1%	to	increase of 1%
Adjusted EBITDA [4]	5,983	Increase of 7%	to	9%	Increase of 3%	to	5%
Capital expenditures [5]	2,790	2,850	to	3,050	2,750	to	2,850
Free cash flow [4,6]	2,134	Increase of 200	to	300	Increase of 100	to	200

[1]
Guidance ranges presented as percentages reflect percentage increases over full-year 2018 results. 2019 amounts, most notably adjusted EBITDA and free cash flow, for purposes of assessing our performance against guidance have been calculated in accordance with accounting policies after adopting IFRS 16 on January 1, 2019. The ongoing impacts are addressed in our results prospectively from that date. Had we adopted IFRS 16 on a retrospective basis, 2018 adjusted EBITDA and free cash flow would each have been $174 million higher. See "Critical Accounting Policies and Estimates" for more information.

[2]	The revised guidance ranges above assume lower Wireless overage revenue as a result of the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans.

[3]
The revised guidance ranges above assume the proceedings related to the CRTC's order on the rates we can charge to resellers of high-speed Internet access services, including our third-party Internet access (TPIA) service, do not have an impact on our results this year. See "Regulatory Developments" and "Updates to Risks and Uncertainties" for more information.

[4]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[5]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[6]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry. Free cash flow presented above reflects this change.

Rogers Infinite™ Highlights

Late in the second quarter of 2019, we launched our new Rogers Infinite™ unlimited data plans. Fido customers are also now benefitting from Data Overage Protection, which lets customers pause and purchase data from their phone when they reach their data usage limits. Some of the highlights of our Rogers Infinite™ plans include:

Subscribers

•	Approximately 1 million subscribers, or triple the number we had expected at this time, are currently benefitting from our Rogers Infinite™ unlimited data plans.

•	Approximately 60% of our existing customers that have migrated to these plans have upgraded to higher price plans, whereas about 40% of our customers have downgraded.

•	These migrated customers are, on average, using over 50% more data than they had previously used.

Overage revenue and blended ARPU

•	Overall, data overage fees represented approximately 5% of Wireless service revenue annually.

•	Compared to the third quarter of 2018, our overage revenue decreased by approximately $50 million this quarter due to the strong adoption of our unlimited data plans.

•	By this time next year, we expect approximately 80% of our overage revenue will have been eliminated and it will then represent only 1% of our Wireless service revenue.

•	Wireless blended ARPU declined 2% this quarter, primarily as a result of the decrease in overage revenue.

•	Excluding the short-term impacts of this decline in overage revenue, blended ARPU this quarter would have been stable relative to 2018.

•	Excluding the decline in overage revenue, blended ARPU growth for our Rogers Infinite™ subscriber base would have been approximately 1% to 2%.

•	Overage revenue declines and related blended ARPU impacts are expected to occur over the next four to five quarters compared to an initial expectation of six to eight quarters.

•	By the second half of 2020, we anticipate a return to overall blended ARPU growth.

Rogers Communications Inc.	4	Third Quarter 2019

Customer service

•	Customers on Rogers Infinite™ plans have an almost 30% higher “likelihood to recommend” score compared to customers on our other plans.

•	Calls related to billing and overages, our top call drivers, are down 50% for Rogers Infinite™ customers.

•	Online hardware upgrades for customers migrating to Rogers Infinite™ plans has increased by 30% per month since launch.

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Announced a new customer solutions centre in Kelowna, BC, adding 350 new customer solutions specialists to serve our customers.

•	Announced Pro On-the-Go™, a new, personalized retail service that delivers and sets up new wireless devices to the customer's location of choice.

•	Launched Fido Data Overage Protection, which pauses data when a customer's limit is reached so they can enjoy their services worry-free.

•	Grew customer digital adoption and reduced call volume by over one million calls.

Invest in our networks and technology to deliver leading performance and reliability

•
Awarded "Best in Test" for overall wireless customer experience nationally by P3, the international leader in benchmarking mobile networks, based on measurement testing conducted between May 6 and July 15, 2019.

•	Launched the Ignite Wi-Fi Hub app and introduced Wall-to-Wall Wi-Fi pods to manage home Wi-Fi networks and enhance Wi-Fi connectivity in homes.

•	Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Ignite TV in New Brunswick and grew our subscriber base across our Cable footprint by over 40% sequentially.

•	Launched Sportsnet NOW on Ignite TV, with Amazon Prime launching by year-end.

•	Broke records with the most-watched Rogers Cup in Sportsnet history, including the most-watched women's final, reaching 1.4 million Canadians on Sportsnet.

Drive profitable growth in all the markets we serve

•	Grew adjusted EBITDA by 6%.

•	Attracted 103,000 net new wireless postpaid subscribers and 41,000 net new Internet subscribers.

•	Returned over $300 million to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture

•	Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.

•	Awarded the 2019 Brandon Hall Group Excellence in Learning Awards for Best Customer Training Program in August 2019.

•	Supported Pride parades across Canada with 1,000 team members participating.

Be a strong, socially responsible leader in our communities across Canada

•	Supported 1,000 Ted Rogers Scholarship Fund recipients, including those enrolled in post-secondary education institutions in the 2019-2020 academic year.

•	Increased download speeds for our Connected for Success and Connected Families participants to 25 Mbps.

•	Deployed a cooling optimization program across our network head-ends and data centres, which reduced annual electricity use by 2 gigawatt-hours.

Rogers Communications Inc.	5	Third Quarter 2019

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg		2019	2018 [1]	% Chg

Revenue
Wireless	2,324	2,331	—		6,757	6,736	—
Cable	994	983	1		2,967	2,943	1
Media	483	488	(1)		1,542	1,628	(5)
Corporate items and intercompany eliminations	(47)	(33)	42		(145)	(149)	(3)
Revenue	3,754	3,769	—		11,121	11,158	—
Total service revenue [2]	3,233	3,271	(1)		9,721	9,698	—

Adjusted EBITDA [3]
Wireless	1,138	1,099	4		3,281	3,062	7
Cable	499	490	2		1,422	1,385	3
Media	130	73	78		118	156	(24)
Corporate items and intercompany eliminations	(55)	(42)	31		(139)	(141)	(1)
Adjusted EBITDA	1,712	1,620	6		4,682	4,462	5

Adjusted EBITDA margin [3]	45.6%	43.0%	2.6	pts	42.1%	40.0%	2.1	pts

Net income	593	594	—		1,575	1,557	1
Basic earnings per share	$1.16	$1.15	1		$3.07	$3.02	2
Diluted earnings per share	$1.14	$1.15	(1)		$3.05	$3.01	1

Adjusted net income [3]	622	625	—		1,624	1,656	(2)
Adjusted basic earnings per share [3]	$1.22	$1.21	1		$3.17	$3.22	(2)
Adjusted diluted earnings per share [3]	$1.19	$1.21	(2)		$3.15	$3.21	(2)

Capital expenditures	657	700	(6)		2,016	1,962	3
Cash provided by operating activities	1,305	1,304	—		3,360	3,237	4
Free cash flow [3,4]	767	627	22		1,781	1,663	7

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	6	Third Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Service revenue	1,808	1,837	(2)		5,368	5,285	2
Equipment revenue	516	494	4		1,389	1,451	(4)
Revenue	2,324	2,331	—		6,757	6,736	—

Operating expenses
Cost of equipment	530	520	2		1,498	1,569	(5)
Other operating expenses	656	712	(8)		1,978	2,105	(6)
Operating expenses	1,186	1,232	(4)		3,476	3,674	(5)

Adjusted EBITDA	1,138	1,099	4		3,281	3,062	7

Adjusted EBITDA margin	49.0%	47.1%	1.9	pts	48.6%	45.5%	3.1	pts
Capital expenditures	288	277	4		960	777	24

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg		2019	2018	Chg

Postpaid
Gross additions	437	418	19		1,083	1,184	(101)
Net additions	103	124	(21)		203	341	(138)
Total postpaid subscribers [2]	9,360	9,045	315		9,360	9,045	315
Churn (monthly)	1.20%	1.09%	0.11	pts	1.06%	1.06%	—
Prepaid
Gross additions	235	240	(5)		605	594	11
Net additions (losses)	27	60	(33)		(21)	(13)	(8)
Total prepaid subscribers [2,3]	1,478	1,765	(287)		1,478	1,765	(287)
Churn (monthly)	4.74%	3.48%	1.26	pts	4.62%	3.90%	0.72	pts
Blended ABPU (monthly)	$67.20	$66.20	$1.00		$66.25	$64.56	$1.69
Blended ARPU (monthly)	$56.01	$57.21	($1.20)		$55.56	$55.50	$0.06

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

Service revenue
The 2% decrease in service revenue this quarter was a result of:

•
a 2% decrease in blended ARPU this quarter, due to a decrease in overage revenue from the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans, and elevated competitive intensity in the marketplace; partially offset by

•	a larger postpaid subscriber base.

The year to date service revenue increase of 2% was a result of a larger postpaid subscriber base, partially offset by the decrease in overage revenue from the mid-year launch of our new Rogers Infinite™ unlimited data plans.

The 2% increase in blended ABPU this quarter and 3% increase year to date were primarily a result of the increased mix of subscribers on higher-rate plans from our various brands.

Rogers Communications Inc.	7	Third Quarter 2019

The increase in postpaid churn and corresponding decreased net additions this quarter was a result of heightened competitive intensity.

The decreases in gross and net postpaid subscriber additions year to date were primarily a result of our disciplined approach around subscriber base management and an overall softness in the market in the first half of the year. We believe the stable year to date churn was also affected by our strategic focus on enhancing the customer experience by improving our customer service (such as through the launch of our Rogers Infinite™ unlimited data plans) and continually increasing the quality of our network.

Equipment revenue
The 4% increase in equipment revenue this quarter was a result of:

•	a shift in the product mix of device sales towards higher-value devices; and

•	higher postpaid gross additions; partially offset by

•	a decrease in device upgrades by existing subscribers.

Year to date equipment revenue decreased 4% primarily as a result of a decrease in device upgrades by existing subscribers, partially offset by the aforementioned product mix shift towards higher-value devices.

Operating expenses
Cost of equipment
The 2% increase in the cost of equipment this quarter and 5% decrease year to date were a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 8% decrease in other operating expenses this quarter and 6% decrease year to date were primarily a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter and the 7% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2019

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Internet	570	534	7		1,684	1,578	7
Television	363	357	2		1,075	1,079	—
Phone	56	88	(36)		197	277	(29)
Service revenue	989	979	1		2,956	2,934	1
Equipment revenue	5	4	25		11	9	22
Revenue	994	983	1		2,967	2,943	1

Operating expenses
Cost of equipment	7	6	17		18	15	20
Other operating expenses	488	487	—		1,527	1,543	(1)
Operating expenses	495	493	—		1,545	1,558	(1)

Adjusted EBITDA	499	490	2		1,422	1,385	3

Adjusted EBITDA margin	50.2%	49.8%	0.4	pts	47.9%	47.1%	0.8	pts
Capital expenditures	290	358	(19)		864	1,007	(14)

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2019	2018	Chg	2019	2018	Chg

Internet
Net additions	41	35	6	77	84	(7)
Total Internet subscribers [2]	2,507	2,405	102	2,507	2,405	102
Television
Net losses	(35)	(18)	(17)	(89)	(39)	(50)
Total Television subscribers [2]	1,596	1,701	(105)	1,596	1,701	(105)
Phone
Net (losses) additions	(13)	—	(13)	(33)	12	(45)
Total Phone subscribers [2]	1,083	1,120	(37)	1,083	1,120	(37)

Homes passed [2]	4,434	4,354	80	4,434	4,354	80
Total service units [3]
Net (losses) additions	(7)	17	(24)	(45)	57	(102)
Total service units [2]	5,186	5,226	(40)	5,186	5,226	(40)

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	the impact of Internet and Television service pricing changes;

•	a larger Internet subscriber base; and

•	the movement of Television customers to higher content tiers; partially offset by

•	new bundled pricing constructs that provide a larger Phone discount; and

•	a lower subscriber base for our Television and Phone products.

Rogers Communications Inc.	9	Third Quarter 2019

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 2% increase in Television revenue this quarter was a result of:

•	the impact of Television service pricing changes;

•	lower promotional pricing provided to subscribers;

•	the migration of subscribers from our legacy TV product to Ignite TV; and

•	the movement of customers to higher content tiers; partially offset by

•	the decline in Television subscribers.

Year to date Television revenue was stable relative to 2018.

Phone revenue
The 36% decrease in Phone revenue this quarter and 29% decrease year to date were primarily a result of:

•	new bundled pricing constructs that provide a larger Phone discount; and

•	the general decline in Phone subscribers over the past year.

Operating expenses
Operating expenses this quarter were stable relative to 2018. The 1% decrease year to date was a result of the impact of the adoption of IFRS 16.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2019

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue	483	488	(1)		1,542	1,628	(5)
Operating expenses	353	415	(15)		1,424	1,472	(3)

Adjusted EBITDA	130	73	78		118	156	(24)

Adjusted EBITDA margin	26.9%	15.0%	11.9	pts	7.7%	9.6%	(1.9	pts)
Capital expenditures	17	18	(6)		56	47	19

Revenue
The 1% decrease in revenue this quarter and 5% decrease year to date were a result of:

•	the sale of our publishing business in the second quarter; and

•	lower Toronto Blue Jays revenue; partially offset by

•	higher revenue generated by Today's Shopping Choice and Sportsnet.

The year to date decrease was also affected by a Major League Baseball distribution to the Toronto Blue Jays in the first quarter of 2018.

Excluding the sale of our publishing business and the impact of the distribution from Major League Baseball last year, Media revenue would have increased by 2% this quarter and remained stable year to date.

Operating expenses
The 15% decrease in operating expenses this quarter and 3% decrease year to date were a result of:

•	lower Toronto Blue Jays player compensation, in part due to the salary timing impact of player trades in the first quarter of 2019; and

•	lower publishing-related costs due to the sale of the business; partially offset by

•	higher programming costs.

Adjusted EBITDA
The 78% increase in adjusted EBITDA this quarter and the 24% decrease year to date were each a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2019

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2019	2018	% Chg		2019	2018	% Chg

Capital expenditures [1]

Wireless	288	277	4		960	777	24
Cable	290	358	(19)		864	1,007	(14)
Media	17	18	(6)		56	47	19
Corporate	62	47	32		136	131	4

Capital expenditures [1]	657	700	(6)		2,016	1,962	3

Capital intensity [2]	17.5%	18.6%	(1.1	pts)	18.1%	17.6%	0.5	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continue work on our 5G deployments in the new 600 MHz band as well as other bands.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower purchases of customer premise equipment and lower investments related to the initial setup and launch of Ignite TV, partially offset by greater investments in our network and in information technology.

Media
Capital expenditures in Media this quarter were stable relative to 2018. The year to date increase in Media capital expenditures was a result of higher investments in the Rogers Centre, partially offset by lower investments in our broadcast and IT infrastructure and the sale of our publishing business.

Corporate
The increases in capital expenditures in Corporate this quarter and year to date were a result of proceeds received on the sale of certain real estate assets last year and higher investments in our real estate facilities, partially offset by lower investments in information technology.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures, as discussed above. The year to date increase in capital intensity was a result of higher capital expenditures.

Rogers Communications Inc.	12	Third Quarter 2019

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,712	1,620	6	4,682	4,462	5
Deduct (add):
Depreciation and amortization	627	558	12	1,850	1,647	12
Gain on disposition of property, plant and equipment	—	(5)	(100)	—	(16)	(100)
Restructuring, acquisition and other	42	47	(11)	101	116	(13)
Finance costs	215	176	22	610	588	4
Other expense (income)	16	15	7	2	(6)	n/m
Income tax expense	219	235	(7)	544	576	(6)

Net income	593	594	—	1,575	1,557	1
n/m - not meaningful

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Depreciation of property, plant and equipment	578	552	5	1,709	1,617	6
Amortization	4	6	(33)	13	30	(57)
Depreciation and amortization before depreciation of right-of-use assets	582	558	4	1,722	1,647	5
Depreciation of right-of-use assets [1]	45	—	n/m	128	—	n/m

Total depreciation and amortization	627	558	12	1,850	1,647	12

[1]	See "Critical Accounting Policies and Estimates" for more information.

Total depreciation and amortization increased this quarter and year to date as a result of depreciation of right-of-use assets due to our adoption of IFRS 16 on January 1, 2019 and higher capital expenditures over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $42 million and $101 million (2018 - $47 million and $116 million), respectively, in restructuring, acquisition and other expenses. These costs were a result of severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Rogers Communications Inc.	13	Third Quarter 2019

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Interest on borrowings [1]	194	173	12	554	536	3
Interest on post-employment benefits liability	2	5	(60)	8	10	(20)
Loss on repayment of long-term debt	—	—	—	—	28	(100)
Loss (gain) on foreign exchange	20	(27)	n/m	(52)	46	n/m
Change in fair value of derivative instruments	(19)	27	n/m	54	(32)	n/m
Capitalized interest	(5)	(5)	—	(14)	(15)	(7)
Other	8	3	167	16	15	7

Finance costs before interest on lease liabilities	200	176	14	566	588	(4)
Interest on lease liabilities [2]	15	—	n/m	44	—	n/m

Total finance costs	215	176	22	610	588	4

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

[2]	See "Critical Accounting Policies and Estimates" for more information.

The 22% increase in finance costs this quarter and 4% increase year to date were a result of:

•	interest on lease liabilities as a result of our adoption of IFRS 16; and

•	higher outstanding debt as a result of our debt issuances in April 2019, in large part to fund our acquisition of 600 MHz spectrum licences (see "Managing our Liquidity and Financial Resources").

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2019	2018	2019	2018

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	812	829	2,119	2,133
Computed income tax expense	217	221	566	570
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(1)	2	—	2
Non-deductible portion of equity losses	6	5	7	4
Income tax adjustment, legislative tax change	—	—	(23)	—
Non-taxable portion of capital gains	(2)	(1)	(2)	(9)
Other items	(1)	8	(4)	9

Total income tax expense	219	235	544	576

Effective income tax rate	27.0%	28.3%	25.7%	27.0%
Cash income taxes paid	99	125	345	316

The effective income tax rate for the quarter was higher than the statutory tax rate primarily as a result of the non-deductible portion of equity losses. The year to date effective tax rate was lower than the statutory tax rate primarily as a result of a reduction to the Alberta corporate income tax rate over a four-year period.

Cash income taxes paid decreased this quarter and increased year to date as a result of the timing of installment payments.

Rogers Communications Inc.	14	Third Quarter 2019

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Net income	593	594	—	1,575	1,557	1
Basic earnings per share	$1.16	$1.15	1	$3.07	$3.02	2
Diluted earnings per share	$1.14	$1.15	(1)	$3.05	$3.01	1

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,712	1,620	6	4,682	4,462	5
Deduct:
Depreciation and amortization	627	558	12	1,850	1,647	12
Finance costs [2]	215	176	22	610	560	9
Other income	16	15	7	2	(6)	n/m
Income tax expense [3]	232	246	(6)	596	605	(1)

Adjusted net income [1]	622	625	—	1,624	1,656	(2)

Adjusted basic earnings per share [1]	$1.22	$1.21	1	$3.17	$3.22	(2)
Adjusted diluted earnings per share [1]	$1.19	$1.21	(2)	$3.15	$3.21	(2)

[1]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $28 million loss on repayment of long-term debt for the nine months ended September 30, 2018.

[3]
Income tax expense excludes recoveries of $13 million and $29 million (2018 - recoveries of $11 million and $29 million) for the three and nine months ended September 30, 2019, respectively, related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery (2018 - nil) as a result of legislative tax changes for the nine months ended September 30, 2019.

Rogers Communications Inc.	15	Third Quarter 2019

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,683	1,544	4,565	4,200
Change in non-cash operating working capital items	(57)	77	(279)	(72)
Cash provided by operating activities before income taxes paid and interest paid	1,626	1,621	4,286	4,128
Income taxes paid	(99)	(125)	(345)	(316)
Interest paid	(222)	(192)	(581)	(575)

Cash provided by operating activities	1,305	1,304	3,360	3,237

Investing activities:
Capital expenditures	(657)	(700)	(2,016)	(1,962)
Additions to program rights	(15)	(16)	(29)	(28)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(63)	(37)	(144)	(232)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(1,731)	—
Other	11	5	1	16

Cash used in investing activities	(724)	(748)	(3,919)	(2,206)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(311)	(255)	(523)	252
Net issuance (repayment) of long-term debt	—	—	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(22)	16	(126)	362
Principal payments of lease liabilities [1]	(45)	—	(124)	—
Transaction costs incurred	—	(2)	(33)	(18)
Repurchase of Class B Non-Voting Shares	(89)	—	(294)	—
Dividends paid	(256)	(247)	(760)	(741)

Cash (used in) provided by financing activities	(723)	(488)	416	(968)

Change in cash and cash equivalents	(142)	68	(143)	63
Cash and cash equivalents (bank advances), beginning of period	404	(11)	405	(6)

Cash and cash equivalents, end of period	262	57	262	57

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Operating activities
The marginal increase in cash provided by operating activities this quarter and the 4% increase year to date were a result of higher adjusted EBITDA, partially offset by higher investments in non-cash working capital items.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $657 million and $2,016 million, respectively, on capital expenditures, before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This year, we paid $1,731 million for the acquisition of 600 MHz spectrum licences.

Rogers Communications Inc.	16	Third Quarter 2019

Financing activities
During the quarter and year to date, we repaid net amounts of $333 million and received net amounts of $1,594 million (2018 - repaid $241 million and $227 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, including transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at September 30, 2019 and December 31, 2018.

	As at September 30	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,058	1,605

Total short-term borrowings	1,708	2,255

On April 1, 2019, we entered into a US$2.2 billion ($2.9 billion) non-revolving credit facility. Earlier this year, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,228	1.32	4,257	10,046	1.33	13,361
Repayment of US commercial paper	(3,461)	1.32	(4,568)	(10,446)	1.33	(13,881)
Net repayment of US commercial paper			(311)			(520)

Proceeds received from credit facilities	—	—	—	420	1.34	561
Repayment of credit facilities	—	—	—	(420)	1.34	(564)
Net repayment of credit facilities			—			(3)

Net repayment of short-term borrowings			(311)			(523)

Rogers Communications Inc.	17	Third Quarter 2019

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,314	1.31	5,649	11,436	1.29	14,726
Repayment of US commercial paper	(4,512)	1.31	(5,904)	(11,232)	1.29	(14,474)
Net (repayment of) proceeds received from US commercial paper			(255)			252

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net (repayment of) proceeds received on short-term borrowings			(255)			252

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			1,000
Senior note issuances (US$)	—	—	—	1,250	1.34	1,676
Total senior note issuances			—			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			—			2,276

Net issuance of long-term debt			—			2,276

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior notes repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

Rogers Communications Inc.	18	Third Quarter 2019

The table below summarizes the activity relating to our long-term debt for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Long-term debt net of transaction costs, beginning of period	16,163	14,000	14,290	14,448
Net issuance (repayment) of long-term debt	—	—	2,276	(823)
Loss (gain) on foreign exchange	113	(135)	(263)	250
Deferred transaction costs incurred	—	(2)	(33)	(18)
Amortization of deferred transaction costs	3	2	9	8

Long-term debt net of transaction costs, end of period	16,279	13,865	16,279	13,865

Issuance of senior notes and related debt derivatives
In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars. As a result, we received net proceeds of $2.7 billion from the issuances. See "Financial Risk Management" for more information on our derivatives.

In February 2018, we issued US$750 million senior notes due 2048 at a rate of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Repayment of senior notes and related derivative settlements
In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes, which came due on March 13, 2019. There were no derivatives associated with these senior notes. We did not repay any other senior notes or settle any related debt derivatives this year.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility.

Repurchase of Class B Non-Voting Shares
During the quarter, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares under our NCIB for a purchase price of $93 million, $4 million of which was paid in October. Year to date, we have repurchased for cancellation 4,273,218 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $298 million. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018. On October 22, 2019, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 2, 2020 to shareholders of record on December 11, 2019.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 17, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

Rogers Communications Inc.	19	Third Quarter 2019

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg
		(restated) [1]			(restated) [1]

Adjusted EBITDA [2]	1,712	1,620	6	4,682	4,462	5
Deduct:
Capital expenditures [3]	657	700	(6)	2,016	1,962	3
Interest on borrowings, net of capitalized interest	189	168	13	540	521	4
Cash income taxes [4]	99	125	(21)	345	316	9

Free cash flow [1,2]	767	627	22	1,781	1,663	7

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[4]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter primarily as a result of higher adjusted EBITDA, lower capital expenditures, and lower cash income taxes, partially offset by higher interest on borrowings. For the year to date, the increase in adjusted EBITDA was partially offset by higher capital expenditures, higher cash income taxes, and higher interest on borrowings.

Rogers Communications Inc.	20	Third Quarter 2019

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	January 1
(In millions of dollars)	2019	2019 [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	262	405	(143)	(35)	See "Managing our Liquidity and Financial Resources".
Accounts receivable	2,097	2,259	(162)	(7)	Primarily a result of business seasonality.
Inventories	393	466	(73)	(16)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	1,154	1,052	102	10	Reflects net increases in contracts with customers.
Other current assets	472	413	59	14	n/m
Current portion of derivative instruments	129	270	(141)	(52)	Primarily reflects changes in market values of our expenditure derivatives and debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current assets	4,507	4,865	(358)	(7)

Property, plant and equipment	13,661	13,261	400	3	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	8,893	7,205	1,688	23	Primarily reflects the acquisition of 600 MHz spectrum licences.
Investments	2,744	2,134	610	29	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,639	1,339	300	22
Primarily reflects changes in market values of certain debt derivatives as a result of a decrease in the US interest rate environment relative to the Canadian interest rate environment. See "Financial Risk Management".

Contract assets	488	535	(47)	(9)	n/m
Other long-term assets	207	132	75	57	n/m
Goodwill	3,923	3,905	18	—	n/m

Total assets	36,062	33,376	2,686	8

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,708	2,255	(547)	(24)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,572	2,997	(425)	(14)	Primarily a result of business seasonality.
Income tax payable	129	177	(48)	(27)	Reflects the excess of tax installments paid over current income tax expense.
Other current liabilities	114	132	(18)	(14)	n/m
Contract liabilities	166	233	(67)	(29)	Primarily reflects a decrease in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,400	900	500	56	Reflects the reclassification to current of our $900 million senior notes due September 2020, partially offset by the repayment of our $400 million senior notes in March 2019.
Current portion of lease liabilities	219	190	29	15	n/m
Current portion of derivative instruments	3	87	(84)	(97)	Primarily reflects the exercise of our bond forwards. See "Financial Risk Management".
Total current liabilities	6,311	6,971	(660)	(9)

Provisions	37	35	2	6	n/m
Long-term debt	14,879	13,390	1,489	11
Primarily reflects the issuance of $1 billion and US$1.25 billion of senior notes in April 2019, partially offset by the reclassification to current of our $900 million senior notes due September 2020. See "Managing our Liquidity and Financial Resources".

Derivative instruments	11	22	(11)	(50)	n/m
Lease liabilities	1,435	1,355	80	6	Reflects liabilities related to new leases entered into during the year.
Other long-term liabilities	445	546	(101)	(18)	Primarily reflects a decrease in pension liability as a result of employer contributions.
Deferred tax liabilities	3,301	2,901	400	14	Primarily reflects an increase in taxable temporary differences between the accounting and tax bases for certain assets.
Total liabilities	26,419	25,220	1,199	5

Shareholders' equity	9,643	8,156	1,487	18	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	36,062	33,376	2,686	8

[1]
Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. We will therefore use January 1, 2019 figures for comparative purposes. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	21	Third Quarter 2019

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2019 and December 31, 2018.

As at September 30, 2019	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,059	2,133
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,059	2,133
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	262	—	—	—	262

Total	4,613	650	109	1,059	2,795

As at December 31, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	1,605	1,586
Outstanding letters of credit	982	—	982	—	—
Total bank credit facilities	4,182	—	991	1,605	1,586
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	405	—	—	—	405

Total	5,637	650	991	1,605	2,391

Subsequent to the final payment for the 600 MHz spectrum licence acquisition in May 2019, we cancelled $881 million of letters of credit, which reduced total available liquidity to $4.6 billion as at September 30, 2019 (December 31, 2018 - $5.6 billion).

In addition to the sources of available liquidity noted above, we held $1,711 million of marketable securities in publicly traded companies as at September 30, 2019 (December 31, 2018 - $1,051 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.45% as at September 30, 2019 (December 31, 2018 - 4.45%) and our weighted average term to maturity was 12.5 years (December 31, 2018 - 10.7 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at September 30, 2019.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	22	Third Quarter 2019

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities (effective January 1, 2019), and cash and cash equivalents or bank advances.

	As at September 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Long-term debt [1]	16,417	14,404	14,404
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,739)	(1,448)	(1,448)
Short-term borrowings	1,708	2,255	2,255
Lease liabilities [3]	1,654	1,545	—
Cash and cash equivalents	(262)	(405)	(405)

Adjusted net debt [4]	17,778	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA [4]	6,250	6,157	5,983

Debt leverage ratio [4]	2.8	2.7	2.5

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]	See "Critical Accounting Policies and Estimates" for more information.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at September 30, 2019 using pro forma adjusted EBITDA for the three months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

As a result of changes in the US and Canadian interest rate environments this quarter, our net debt derivative asset increased in value by approximately $430 million without a corresponding increase in the carrying amount of our long-term debt. Excluding the impact of this change on our debt derivatives, our adjusted net debt would have been approximately $430 million higher and our debt leverage ratio would have been 2.9.

Normal course issuer bid
In April 2019, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2019 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence the NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2018 NCIB).

This quarter, pursuant to the 2019 NCIB, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares for $93 million, $4 million of which was paid in October. In the second quarter of 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. In the first quarter of 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April. This year, under our combined NCIB programs, we have repurchased for cancellation 4,273,218 Class B Non-Voting Shares for a total purchase price of $298 million.

Rogers Communications Inc.	23	Third Quarter 2019

Outstanding common shares

	As at September 30	As at December 31
	2019	2018

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,155,637
Class B Non-Voting Shares [2]	399,446,133	403,657,038

Total common shares	510,600,944	514,812,675

Options to purchase Class B Non-Voting Shares
Outstanding options	3,131,782	2,719,612
Outstanding options exercisable	1,018,312	1,059,590

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

[2]	Includes 61,487 Class B Non-Voting Shares repurchased this quarter under our NCIB program, the liability for which was settled in October and the shares cancelled.

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2018 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.0% of our outstanding debt, including short-term borrowings, as at September 30, 2019 (December 31, 2018 - 85.3%).

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facilities and US CP program during the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.34	561
Debt derivatives settled	—	—	—	420	1.34	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	3,228	1.32	4,257	10,046	1.33	13,361
Debt derivatives settled	3,452	1.33	4,578	10,421	1.33	13,865
Net cash paid			(22)			(18)

Rogers Communications Inc.	24	Third Quarter 2019

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash (paid) received			—			(1)

US commercial paper program
Debt derivatives entered	4,314	1.31	5,649	11,436	1.29	14,726
Debt derivatives settled	4,503	1.31	5,877	11,213	1.29	14,413
Net cash received			16			37

As at September 30, 2019, we had US$799 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2018 - US$1,178 million). See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes for the three and nine months ended September 30, 2019 and 2018.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million, resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
From time to time, we have used bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we had expected to issue in the future.

During the nine months ended September 30, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during the three and nine months ended September 30, 2019 or 2018. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	25	Third Quarter 2019

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	780	1.32	1,031
Expenditure derivatives settled	240	1.25	301	690	1.25	863

	Three months ended September 30, 2018			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.30	156	720	1.24	896
Expenditure derivatives settled	210	1.30	273	630	1.30	819

As at September 30, 2019, we had US$1,170 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from October 2019 to December 2020 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.29/US$ (December 31, 2018 - $1.24/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2019, we had equity derivatives outstanding for 4.3 million (December 31, 2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (December 31, 2018 - $51.54).

During the nine months ended September 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

During the nine months ended September 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. We did not enter into any equity derivatives during the three or nine months ended September 30, 2019 or 2018. See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	26	Third Quarter 2019

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS. As at September 30, 2019, our debt derivative assets accounted for as cash flow hedges have increased in value by approximately $430 million as a result of changes in the US and Canadian interest rate environments without a corresponding change in the carrying value of our long-term debt.

	As at September 30, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	6,050	1.1442	6,922	1,670
As liabilities	1,250	1.3386	1,673	(10)
Short-term debt derivatives not accounted for as hedges:
As assets	799	1.3222	1,056	1
Net mark-to-market debt derivative asset				1,661
Expenditure derivatives accounted for as cash flow hedges:
As assets	810	1.2712	1,030	42
As liabilities	360	1.3322	480	(4)
Net mark-to-market expenditure derivative asset				38
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,754

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	—	—	258	92

Net mark-to-market asset				1,500

Commitments and Contractual Obligations

See our 2018 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in notes 16, 20, and 27 of our 2018 Annual Audited Consolidated Financial Statements.

Due to our adoption of IFRS 16, effective January 1, 2019, the majority of the $979 million in operating lease commitments we disclosed in our 2018 Annual MD&A have been recorded as lease liabilities, with corresponding right-of-use assets, on our condensed consolidated statement of financial position. Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2018 Annual MD&A, since December 31, 2018.

Rogers Communications Inc.	27	Third Quarter 2019

Regulatory Developments

See our 2018 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2019. The following are the significant regulatory developments since that date.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal. Final written reply submissions by the Cable Carriers regarding the motions will be filed with the Court by November 4, 2019. See "Updates to Risks and Uncertainties" for more information.

CRTC Internet Code
On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (the Code) for large facilities-based Internet service providers (ISP) that applies to the companies' provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code.

Policy Direction to the CRTC on telecommunications
On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation tabled by the Minister of Innovation, Science and Economic Development on February 26, 2019 came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

3500 MHz spectrum licence band
On June 6, 2019, Innovation, Science and Economic Development Canada (ISED Canada) released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;

•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and

•	all other licensees will be eligible to apply for 20 MHz.

Rogers and BCE Inc. currently hold 3500 MHz spectrum licences across the country in Inukshuk Wireless Partnership (Inukshuk), a partnership between the two companies. Because Inukshuk currently holds 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it will be able to apply to retain 60 MHz in those areas. As such, the Decision means that Rogers, in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada anticipates that an auction of the 3500 MHz spectrum not retained by existing licensees will occur in the second half of 2020. ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. Also on June 6, 2019, ISED Canada released its Consultation on a Policy and Licensing Framework for Spectrum in the 3500 MHz Band that will ultimately lead to the design of the 3500 MHz spectrum auction to occur in 2020. We filed our comments in the Consultation on August 2, 2019 and we filed reply comments on September 20, 2019.

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200

Rogers Communications Inc.	28	Third Quarter 2019

MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment.

OMNI Regional licence
On May 23, 2019, in Broadcasting Decision 2019-172, Licensing of a national, multilingual multi-ethnic discretionary service, the CRTC granted Rogers Media a licence to operate a national, multilingual, and multi-ethnic television service in 20 languages pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.19/subscriber/month for a three-year term from September 1, 2020 to August 31, 2023. This follows a competitive process in which the CRTC determined that Rogers best met the criteria set out in its call for applications. The CRTC further stated that beginning on September 1, 2020, Canada's third-language communities will have improved access to news and programming relevant to them. The new service, which will succeed Rogers' existing OMNI Regional service, will be available on all digital basic television packages throughout Canada. The new OMNI Regional service will better reflect Canada's diverse ethnic and linguistic communities and offer more news and information programming from a Canadian perspective. Four losing applicants filed a number of appeals of the Decision with the Federal Cabinet and the Federal Court of Appeal.

On August 17, 2019, in Order in Council P.C. 2019-1227, the Federal Cabinet, through the Governor General in Council, declined to set aside or refer back to the CRTC for reconsideration the decision and on August 15, 2019, the Federal Court of Appeal dismissed the motions. On September 16, 2019, CorrCan Media Group, one of the four applicants that filed the losing appeal with the Federal Cabinet, filed a motion in the Federal Court of Appeal for a judicial review of the pronouncement by the Governor General in Council issued on August 17, 2019.

600 MHz spectrum licence band
ISED Canada's 600 MHz wireless spectrum licence auction began on March 12, 2019, and ended on April 4, 2019. The results were publicly released on April 10, 2019. Twelve companies participated in the auction and 104 of 112 licences were awarded to nine of those participants, with a total value of $3.5 billion. We acquired 52 licences at a cost of $1.7 billion. We took possession of these licences in May 2019, after making payment for the licences.

Updates to Risks and Uncertainties

See our 2018 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2019, which should be reviewed in conjunction with this MD&A. The following litigation may contribute to those risks and uncertainties.

Wholesale Internet costing and pricing
In August 2019, the CRTC set final rates for the facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. These rates for Rogers, which would apply retroactively to March 31, 2016, are significantly lower than the previous interim rates (see "Regulatory Developments" for more information). Due to the Court's granting of an Interim Stay and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $140 million this quarter, representing the impact on a retroactive basis from March 31, 2016 to September 30, 2019. We estimate the ongoing impact will be approximately $11 million per quarter.

2019 federal election
The outcome of the Canadian federal election may result in the implementation of future government policies that could negatively impact wireless and Internet plan pricing. Any adverse decision in these areas, or other regulatory burdens implemented by a newly elected government, could have a material, adverse effect on our financial results and future investments.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

Rogers Communications Inc.	29	Third Quarter 2019

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities,

Rogers Communications Inc.	30	Third Quarter 2019

adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		436	(23)	413
Remainder of current assets		4,452	—	4,452
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value

Rogers Communications Inc.	31	Third Quarter 2019

of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to the Company; and

•	the chair of the board of Transcontinental Inc., a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Printing and legal services [1]	1	4	5	9

[1]	The amount paid for legal services is nominal.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of the three and nine months ended September 30, 2019 and 2018.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2018 Annual MD&A.

Rogers Communications Inc.	32	Third Quarter 2019

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	33	Third Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	34	Third Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Net income	593	594	1,575	1,557
Add:
Income tax expense	219	235	544	576
Finance costs	215	176	610	588
Depreciation and amortization	627	558	1,850	1,647

EBITDA	1,654	1,563	4,579	4,368
Add (deduct):
Other expense (income)	16	15	2	(6)
Restructuring, acquisition and other	42	47	101	116
Gain on disposition of property, plant and equipment	—	(5)	—	(16)

Adjusted EBITDA	1,712	1,620	4,682	4,462

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	2019	2018

Adjusted EBITDA	1,712	1,620	4,682	4,462
Divided by: total revenue	3,754	3,769	11,121	11,158

Adjusted EBITDA margin	45.6%	43.0%	42.1%	40.0%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Net income	593	594	1,575	1,557
Add (deduct):
Restructuring, acquisition and other	42	47	101	116
Gain on disposition of property, plant and equipment	—	(5)	—	(16)
Loss on repayment of long-term debt	—	—	—	28
Income tax impact of above items	(13)	(11)	(29)	(29)
Income tax adjustment, legislative tax change	—	—	(23)	—

Adjusted net income	622	625	1,624	1,656

Rogers Communications Inc.	35	Third Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018	2019	2018

Adjusted basic earnings per share:
Adjusted net income	622	625	1,624	1,656
Divided by:
Weighted average number of shares outstanding	511	515	513	515

Adjusted basic earnings per share	$1.22	$1.21	$3.17	$3.22

Adjusted diluted earnings per share:
Diluted adjusted net income	613	625	1,618	1,654
Divided by:
Diluted weighted average number of shares outstanding	513	516	514	516

Adjusted diluted earnings per share	$1.19	$1.21	$3.15	$3.21

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
(In millions of dollars)		(restated) [1]		(restated) [1]

Cash provided by operating activities	1,305	1,304	3,360	3,237
Add (deduct):
Capital expenditures	(657)	(700)	(2,016)	(1,962)
Interest on borrowings, net of capitalized interest	(189)	(168)	(540)	(521)
Interest paid	222	192	581	575
Restructuring, acquisition and other	42	47	101	116
Program rights amortization	(17)	(9)	(58)	(39)
Net change in contract asset balances	26	74	55	168
Change in non-cash operating working capital items	57	(77)	279	72
Other adjustments	(22)	(36)	19	17

Free cash flow	767	627	1,781	1,663

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	36	Third Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	1,400	900	900
Long-term debt	14,879	13,390	13,390
Deferred transaction costs and discounts	138	114	114
	16,417	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,660)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(79)	(75)	(75)
Short-term borrowings	1,708	2,255	2,255
Current portion of lease liabilities	219	190	—
Lease liabilities	1,435	1,355	—
Cash and cash equivalents	(262)	(405)	(405)

Adjusted net debt	17,778	16,351	14,806

	As at September 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	17,778	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,250	6,157	5,983

Debt leverage ratio	2.8	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at September 30, 2019 using pro forma adjusted EBITDA for the three months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Rogers Communications Inc.	37	Third Quarter 2019

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2019			2018 [1]				2017 [1]
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,324	2,244	2,189	2,464	2,331	2,214	2,191	2,288
Cable	994	997	976	989	983	991	969	981
Media	483	591	468	540	488	608	532	526
Corporate items and intercompany eliminations	(47)	(52)	(46)	(55)	(33)	(57)	(59)	(64)
Total revenue	3,754	3,780	3,587	3,938	3,769	3,756	3,633	3,731
Total service revenue [2]	3,233	3,345	3,143	3,276	3,271	3,300	3,127	3,164

Adjusted EBITDA [3]
Wireless	1,138	1,128	1,015	1,028	1,099	1,029	934	965
Cable	499	478	445	489	490	462	433	477
Media	130	72	(84)	40	73	60	23	37
Corporate items and intercompany eliminations	(55)	(43)	(41)	(36)	(42)	(47)	(52)	(43)
Adjusted EBITDA	1,712	1,635	1,335	1,521	1,620	1,504	1,338	1,436
Deduct (add):
Depreciation and amortization	627	614	609	564	558	545	544	531
Gain on disposition of property, plant and equipment	—	—	—	—	(5)	—	(11)	—
Restructuring, acquisition and other	42	39	20	94	47	26	43	31
Finance costs	215	206	189	205	176	193	219	184
Other expense (income)	16	(1)	(13)	(26)	15	2	(23)	3
Net income before income tax expense	812	777	530	684	829	738	566	687
Income tax expense	219	186	139	182	235	200	141	188
Net income	593	591	391	502	594	538	425	499

Earnings per share:
Basic	$1.16	$1.15	$0.76	$0.97	$1.15	$1.04	$0.83	$0.97
Diluted	$1.14	$1.15	$0.76	$0.97	$1.15	$1.04	$0.80	$0.97

Net income	593	591	391	502	594	538	425	499
Add (deduct):
Restructuring, acquisition and other	42	39	20	94	47	26	43	31
Loss on bond forward derivatives	—	—	—	21	—	—	—	—
Loss on repayment of long-term debt	—	—	—	—	—	—	28	—
Gain on disposition of property, plant and equipment	—	—	—	—	(5)	—	(11)	—
Income tax impact of above items	(13)	(10)	(6)	(32)	(11)	(10)	(8)	(7)
Income tax adjustment, legislative tax change	—	(23)	—	—	—	—	—	2
Adjusted net income [3]	622	597	405	585	625	554	477	525

Adjusted earnings per share [3]:
Basic	$1.22	$1.17	$0.79	$1.14	$1.21	$1.08	$0.93	$1.02
Diluted	$1.19	$1.16	$0.78	$1.13	$1.21	$1.07	$0.90	$1.02

Capital expenditures	657	742	617	828	700	657	605	841
Cash provided by operating activities	1,305	1,057	998	1,051	1,304	1,048	885	1,142
Free cash flow [3,4]	767	609	405	471	627	595	441	340

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated prior periods. See "Critical Accounting Policies and Estimates" for more information.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2017 and 2018 free cash flow have been restated. See "Managing our Liquidity and Financial Resources" for more information.

Rogers Communications Inc.	38	Third Quarter 2019

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	—	10	3,299	3,302	505	496	(50)	(39)	3,754	3,769
Net income (loss)	593	594	461	491	140	(195)	(601)	(296)	593	594

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	—	11	9,671	9,636	1,603	1,667	(153)	(156)	11,121	11,158
Net income (loss)	1,575	1,557	1,322	1,379	159	143	(1,481)	(1,522)	1,575	1,557

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2019	Dec. 31 2018 [3]	Sep. 30 2019	Dec. 31 2018 [3]	Sep. 30 2019	Dec. 31 2018 [3]	Sep. 30 2019	Dec. 31 2018 [3]	Sep. 30 2019	Dec. 31 2018 [3]
Selected Statements of Financial Position data measure:
Current assets	25,948	24,687	23,479	22,870	10,442	10,256	(55,362)	(52,925)	4,507	4,888
Non-current assets	29,807	27,485	25,972	22,396	3,692	3,700	(27,916)	(26,551)	31,555	27,030
Current liabilities	26,586	25,995	28,562	27,170	8,136	8,206	(56,973)	(54,535)	6,311	6,836
Non-current liabilities	16,749	15,149	4,528	3,025	165	110	(1,334)	(1,381)	20,108	16,903

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

[3]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	39	Third Quarter 2019

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2019 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 24, 2019.

Key underlying assumptions
Our 2019 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2019:

•	a substantial portion of our 2019 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

•	key interest rates remain relatively stable throughout 2019;

•
no significant additional legal or regulatory developments (including resolution of the proceedings regarding the CRTC's decision on the rates we can charge to resellers of high-speed access services, including Rogers' TPIA service), shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2019 could materially alter underlying assumptions around our 2019 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	overall wireless and cable market penetration in Canada grows in 2019 at a similar rate as in 2018, supported by healthy economic conditions and population growth;

•	continued subscriber growth in Wireless and Internet and a decline in Television and Phone subscribers; and

•	our market share of wireless and cable subscriber growth is maintained;

•	Wireless and Cable customers continue to upgrades their services to higher speed and consumption tiers;

•	lower Wireless overage revenue as a result of the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans;

•	capital expenditures continue to focus on our network and service investments:

•
we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to invest in service capabilities.

Rogers Communications Inc.	40	Third Quarter 2019

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	41	Third Quarter 2019